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Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Julie Sherman
Li Xiao
Juan Grana
Lauren Nguyen

Re:	Omada Health, Inc.
Response to Letter dated March 24, 2025
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted March 14, 2025
CIK No. 0001611115

To the addressees set forth above:

Omada Health, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, on June 24, 2024 (the “Draft Submission”), as most recently amended by Amendment No. 4 to the Draft Submission submitted on March 14, 2025 (“Amendment No. 4”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 4 received on March 24, 2025 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated March 24, 2025 in bold type followed by the Company’s responses thereto.

May 9, 2025

Amendment No. 4 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 96

1.	Please expand your disclosures to address the following comments related to your results of operations disclosures.

•

You attributed revenue increase purely to growth in total members. Expand to discuss whether you still track average fees per member, and if so, disclose any impact of changes in average fees per member to your revenue increase; and if not material, disclose that fact.

•

You attributed gross margin expansion to decreased personnel costs per total member needed to support your members due to the strategic use of your Care Teams and supporting technology. Expand to disclose in more detail, how the strategic use of your Care Teams and supporting technology help with margin expansion, as well as whether it constitutes a known trend that investors could continue to expect in the future.

•

For your operating expenses, please expand to disclose the underlying driver(s) for any major fluctuations. For example, please note whether the change in personnel expenses were contributed by a change in headcounts, or by type and/or amount of compensations.

Please provide quantitative disclosures where available. Refer to Item 303(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 103, 104, and 112 of the Registration Statement accordingly. The Company further respectfully advises the Staff that the Company does not consider strategic use of its Care Teams and supporting technology to help with margin expansion to constitute a known trend that investors could continue to expect in the future.

Business

Omada GLP-1 Care Tracks, page 144

2.

We note the disclosure that to inform the design and refinement of your GLP-1 Care Tracks, you and certain of your customers and channel partners have conducted initial analyses of the results of your programs when provided alongside GLP-1 therapy. You state these analyses have reviewed data from more than 5,500 of your members that were taking or had recently discontinued GLP-1 therapy, and a subset of those analyses reviewed early results for your GLP-1 Care Tracks. Please revise to disclose the timeframe for the reviewed data and describe the “subset” of those analyses which showed early results for your GLP-1 Care Tracks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 150, 151, and 152 of the Registration Statement accordingly.

May 9, 2025

General

3.

We note your response to prior comment 31 from our July 21, 2024 letter. We are unable to fully agree with your analysis. With respect Abbott Laboratories, you appear to have a material partnership related to the supply of products for your diabetes program described throughout the prospectus. Please file the material contract or provide additional analysis explaining why filing this agreement as an exhibit to your registration statement is not necessary.

Response: The Company respectfully advises the Staff that the Company believes its contract with Abbott Laboratories is made in the ordinary course of business and is not a contract on which the Company’s business is substantially dependent, as provided under Item 601(b)(10) of Regulation S-K. Further, the Company respectfully advises the Staff that payments made to Abbott were not material for the years ended December 31, 2024 and 2023.

While the Company has a partnership with Abbott Laboratories related to the supply of continuous glucose monitor (“CGM”) sensors for the Company’s Diabetes program, those CGM sensors are provided to a minority of members in the Diabetes program that elect to receive them and have the necessary prescription and only at certain points in the program as an ancillary aspect of the program. All members in the Company’s Diabetes program receive other connected blood glucose monitors not supplied by Abbott Laboratories for ongoing use throughout the duration of the Diabetes program. In addition, members can procure their own CGM sensors, which are increasingly available over-the-counter, and can enable data from those CGM sensors or from other connected blood glucose monitors to flow into the Company’s Diabetes program through mobile device applications.

* * *

May 9, 2025

Please contact me by telephone at (650) 463-2677 or by email (kathleen.wells@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Kathleen Wells
Kathleen Wells of LATHAM & WATKINS LLP

cc:	Sean Duffy, Omada Health, Inc.

Steve Cook, Omada Health, Inc.

Nathan Salha, Omada Health, Inc.

Richard Kim, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP